COMMENTS RECEIVED ON 10/28/2019

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Strategic Real Return Fund

POST-EFFECTIVE AMENDMENT NO. 478

As revised on 11/19/2019

1)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit a completed fee table and hypothetical expense table when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

2)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the fund’s credit quality and maturity policy. If the policy includes below investment grade securities, the Staff requests we include the term “junk bonds”.

R:

The fund does not have a principal investment strategy of investing in securities of companies with a particular credit quality or maturity. Accordingly, we have not modified disclosure.

3)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

If the fund will invest principally in bank loans, the Staff requests we disclose that in the strategy above and add corresponding risks.

R:

The fund believes that it has adequately disclosed its investment strategies for floating rate loans and their corresponding risks. As the Staff notes, the fund discloses as a principal investment strategy that it invests using a neutral mix that includes, among other asset classes, 25% in floating rate loans. In addition, the fund includes as principal investment risks disclosures relating to the risks associated with “Floating Rate Loan Trading,” “Interest Rate Changes,” and “Issuer-Specific Changes,” each of which is a risk associated with investments in floating rate loans.

4)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether investing in emerging markets securities will be a principal strategy and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that the current strategy and risk disclosure is appropriate.

5)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in Fidelity's central funds (specialized investment vehicles used by Fidelity® funds to invest in particular security types or investment disciplines).”

C:

The Staff requests we disclose the central fund investments that are not included above this bullet, if principal, and add any principal risks.

R:

As discussed in the prospectus, the fund gains exposure to certain asset classes by investing in central funds. These assets classes are noted in the fund’s principal investment strategies.

6)

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Stock Market Volatility.  Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. Different parts of the market, including different market sectors, and different types of securities can react differently to these developments.”

C:

If the fund will invest in common stocks, the Staff requests we disclose this in the strategies section and add a market cap policy.

R:

The fund may invest in real estate investment trusts (REITs). These investments are typically structured as equity investments and may be subject to the risks associated with stock market volatility. Because the fund specifically discloses its ability to invest in REITs in its principal investment strategies, the fund believes that adding an additional investment strategy of investing in common stocks would be superfluous and confusing to investors.

7)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

If investing in below investment grade securities will be a principal strategy, the Staff requests we disclose that in the principal strategies section and add a corresponding separate risk for junk bonds.

R:

The fund has updated its disclosure in the “Fund Summary -- Principal Investment Strategies” section of the prospectus as follows:

•

Allocating the fund's assets in seeking real return (total return reduced by the expected impact of inflation) among four general investment categories: inflation-protected debt securities, floating rate loans (including lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds)), commodity-linked derivative instruments and related investments, and real estate investment trusts (REITs) and other real estate related investments.

The fund notes that it discloses the risks associated with investing in lower-quality debt securities in the “Issuer-Specific Changes” risk factor.

8)

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Passive Management Risk.  A passive investment strategy attempts to track the performance of an unmanaged index of securities, regardless of the current or projected performance of the index or of the actual securities included in the index. This differs from an actively managed strategy, which typically seeks to outperform a benchmark index. As a result, the performance could be lower than actively managed strategies that may shift their portfolio assets to take advantage of market opportunities or lessen the impact of a market decline or a decline in the value of one or more issuers.”

C:

The Staff requests we disclose passive management in the principal investment strategies section.

R:

Instead of the update that was previously communicated in response to comment #8, the fund has updated its disclosure in the “Fund Summary -- Principal Investment Strategies” section of the prospectus as follows:

•

Using a neutral mix of approximately 30% inflation-protected debt securities (which attempts to track the Bloomberg Barclays U.S. Treasury Inflation-Protected Securities (TIPS) Index (Series-L), an index composed of inflation-protected debt securities issued by the U.S. Treasury), 25% floating rate loans, 25% commodity-linked derivative instruments and related investments, and 20% REITs and other real estate related investments.

9)

“Investment Details” (prospectus)

“Principal Investment Strategies”

“For purposes of these allocations, the Adviser will include the fund's investments in master limited partnerships (MLPs) in the commodity-linked derivative instruments and related investments category.”

C:

The Staff requests we add master limited partnerships disclosure in the “Principal Investment Strategies” and “Principal Investment Risks” sections in the “Fund Summary,” since they are identified as a principal security type and a principal risk in “Investment Details.”

R:

Although the fund may invest in master limited partnerships, such investments are not a principal investment strategy of the fund. As a result, the fund believes that its current strategy and risk disclosure are appropriate.

10)

“Investment Details” (prospectus)

“Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff requests we disclose the underlined security types in the “Principal Investment Strategies” section and explain what percent of the mortgage and other asset-backed securities will be junk bonds.

R:

In describing debt securities in its prospectus, the fund provides investors a list of different types of debt securities in which a fund may invest. Although a fund includes mortgage and other asset- backed securities as part of this list, investments in these particular securities are not a principal investment strategy and, therefore, the fund has not called out these securities in that part of the prospectus.

11)

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add a summary of the commodity futures risk disclosure in the “Principal Investment Risks” section in the “Fund Summary.”

R:

The requested change has been made. The following risk factor will be added to the “Principal Investment Risks” section in the “Fund Summary”:

•

Commodity Futures.  Investments in commodity futures contracts are also subject to the risk of the failure of any of the exchanges on which the fund’s positions trade or of its clearinghouses or counterparties. In addition, certain commodity exchanges limit fluctuations in certain futures contract prices during a single day by regulations referred to as "daily price fluctuation limits" or "daily limits." Under such daily limits, during a single trading day no trades may be executed at prices beyond the daily limit. If triggered, these limits could prevent the fund from liquidating unfavorable positions and subject the fund to losses or prevent it from entering into desired trades during the particular trading day.

12)

“Investment Policies and Limitations” (SAI)

“Concentration”

“The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry.”

C:

Since a portion of the fund is passively managed and if the fund will concentrate when the index concentrates, the Staff requests we revise the concentration policy.

R:

The fund intends to comply with the concentration policy as set forth in its statement of additional information.